UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC
Mail Processing
Section
JUN 26 2020
Washington DC
413

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to __________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
2 Kingdom Street
London W2 6BD
England

12572237.1

REQUIRED INFORMATION

1.   Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2019 and 2018;

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2019 and 2018; and

Notes to Financial Statements.

Supplemental Schedule: Schedule H, line 4i – Schedule of Assets (Held at End of Year).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2.   Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements

December 31, 2019 and 2018



pwc

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of AstraZeneca Savings and Security Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AstraZeneca Savings and Security Plan (the "Plan") as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Melville, New York
June 22, 2020

We have served as the Plan's auditor since 2018.

PricewaterhouseCoopers LLP, 401 Broad Hollow Road, Melville, NY 11747
T: (631) 753 2700, F: (631) 753 2800, www.pwc.com/us

ASTRAZENECA SAVINGS AND SECURITY PLAN
Table of Contents
December 31, 2019 and 2018

Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, have been omitted because they are not required or are not applicable.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

		2019		2018
ASSETS				
Investments:				
Total investments at fair value	$	5,313,654,936	$	4,307,344,329
Investments in fully benefit-responsive investment contracts, at contract value		299,418,193		300,063,051
Total investments		5,613,073,129		4,607,407,380
Receivables:				
Employer contributions		8,225,115		7,306,887
Employee contributions		4,175,180		6,128,288
Notes receivable from participants		38,330,513		38,103,006
Total receivables		50,730,808		51,538,181
Net assets available for benefits	$	5,663,803,937	$	4,658,945,561

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2019

	2019
Additions:	
Investment income:	
Net appreciation in fair value of investments	$ 964,302,038
Interest and dividends	67,026,224
Total investment income	1,031,328,262
Interest income on notes receivable from participants	1,632,720
Contributions:	
Employer	166,644,858
Employee	170,182,070
Rollovers	31,278,735
Total contributions	368,105,663
Total additions	1,401,066,645
Deductions:	
Benefits paid to participants	419,131,217
Administrative expenses	1,147,979
Total deductions	420,279,196
Net increase	980,787,449
Plan assets transferred in (Note 9):	24,086,019
Plan assets transferred out:	(15,092)
Net assets available for benefits:	
Beginning of the year	4,658,945,561
End of the year	$ 5,663,803,937

The accompanying notes are an integral part of these financial statements.

1. Description of Plan:

    General:

    The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

    Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). Regular full-time and part-time employees of the Company are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

    The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca North America HR Sub-Committee.

    Administrative Expenses:

    Some costs and expenses incident to the administration of the Plan and the management of the trust, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets available for benefits relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants' account.

    Contributions:

    Participants can make before-tax or after-tax contributions of up to 50% of annual eligible compensation. The maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan. Participants age 50 and over are eligible to contribute additional before-tax contributions ("catch-up contributions") above the annual Internal Revenue Service ("IRS") limitations up to $6,000 in 2019. The contribution limit for participants is $19,000 and the limitation on benefits and contributions under Section 415(c)(1)(A) of the Internal Revenue Code is $56,000 in 2019.

1.   Description of Plan, continued:

Certain employees of the Company are eligible to receive "AZ Retirement Company Contributions."
See note 10 for discussion of plan amendments No. 4 and 5 to exclude certain employees from receiving
the AZ Retirement Company Contributions. A participant's employer contribution is equal to a
specified percentage of a participant's eligible compensation for the Plan year, based on a participant's
points. Participant's points are calculated as the aggregate age and service credits allocated to a
participant for a plan year determined as of December 31 of the prior plan year. A participant shall
receive one point for each year of attained age and one point for each completed year of points service.
A participant shall also receive one point for full months of attained age and completed service that
aggregate 12. During 2019, the specific employer contribution percentage was determined by the basis
of the participant's points for the Plan year as set forth in the following chart:

Basic contributions	Participant's points
5%	Less than 40 points
6%	40 to 59 points
7%	60 to 79 points
8%	80 or more points

The amount of contributions is subject to the limitations imposed by the Internal Revenue Code
("IRC"). Both employee and Company contributions are allocated to each participant account.
Participants direct the investment of their employee and Company contributions into the various
investment options offered by the Plan.

Qualified Non-Elective Contribution (QNEC) Receivable:

The Plan recorded a QNEC receivable of $2,367,379 as of the year ended December 31, 2019. The
QNEC is immediately 100% vested to the employees. The contributions are made in accordance with
IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions
on the statement of changes in net assets available for benefits.

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant
and Company contributions and investment earnings or losses. Investment income or losses allocated
to each participant's account are based on the portion of income and expenses and gains and losses of
each investment in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions,
plus actual earnings thereon. A participant who is credited with at least one hour of service on or after
January 1, 2007 becomes fully vested in his or her AZ Retirement Company Contributions after the
completion of three years of service. If a participant is involuntarily terminated as a result of a Company
restructuring, layoff or job elimination, their account will become fully (100%) vested if they would
have otherwise become fully vested under the terms of the Plan no later than the six month anniversary
of the date of their involuntary termination.

1. Description of Plan, continued:

    Participant Loans:

    The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, excluding any amounts in the AZ Retirement Company Contributions and reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000 and the maximum is two loans outstanding at any time for any eligible borrower. Loans must generally be repaid over a period of up to five years, except for loans to purchase a principal residence which may be repaid over a period of up to 10 years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. The principal amount and interest on a loan shall be repaid by level payroll deductions during each payroll period in which the loan is outstanding. As of December 31, 2019, the interest rates on the participant loans range from 3.3% to 6.5%. The AZ Retirement Company Contributions are not available for loans.

    Payment of Benefits:

    In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her accounts in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

    Forfeited Accounts:

    If participants terminate employment prior to becoming fully vested in their AZ Retirement Company Contributions, then those contributions will be forfeited and used to reduce future employer company contributions to the Plan for the remaining participants. At December 31, 2019 and 2018, forfeited nonvested accounts totaled $18,925 and $2,203,039 respectively. Forfeitures used to reduce employer company contributions were $3,855,779 for the year ended December 31, 2019.

2. Significant Accounting Policies:

    The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

    Basis of Accounting:

    The financial statements of the Plan are prepared in compliance with the Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:

Investments are reported at fair value (except for the fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are record on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants:

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are reclassified as benefits paid based upon the terms of the Plan document.

Payment of Benefits:

Benefit payments are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncement:

In August 2018, the Financial Accounting Standards Board issued an Accounting Standards Update, ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement which removes, modifies and adds disclosures to Topic 820. The amendments in this ASU 2018-13 apply to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. The amendments in this ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Other than modified disclosures related to fair value measurements and clarity with respect to uncertainty in measurement of certain investments as of the reporting date, adoption of this update did not have a material impact on the disclosure and presentation of the financial statements of the Plan.

3. Fully Benefit-Responsive Investment Contracts:

The Plan invests in a portfolio of fully benefit-responsive guaranteed investment contracts ("GICs") issued by insurance companies that is required to be reported at contract value. PFM Asset Management LLC serves as the investment manager for the portfolio, with oversight from the AstraZeneca Investment Committee. The portfolio is credited with interest on the GICs and debited for participant withdrawals.

Participants may direct the withdrawal or transfer of all or a portion of their investment. Participants cannot transfer their balance to a competing investment option without the amount of such transfer first being directed to one of the Plan's other investment options and held thereunder for at least 90 days.

The Plan holds two types of investment contracts: traditional GICs and synthetic wraps. A traditional GIC is an investment contract issued by an insurance company or bank that provides for the payment of a specified rate of interest to the Plan and for the repayment of principal when the contract matures. A synthetic wrap unbundles the investment and insurance components of a traditional GIC. The plan invests in and retains ownership of a pool of fixed income securities (e.g., government securities, pooled separate accounts, private and public mortgage-backed securities, other asset-backed securities and investment grade corporate obligations, etc.). These securities are "wrapped" by a synthetic investment contract issued by a bank or insurance company that insures that participant-initiated withdrawals from the synthetic investment contract will be paid at contract value. The gain or loss on the underlying investments is recognized over time by adjusting the interest rate credited to the Plan under the synthetic wrap.

The following table lists the investment contract values as of December 31, 2019 and 2018:

Type of Contract	Contract Value	
	2019	2018
Traditional	$ 160,477,748	$ 189,074,481
Synthetic	138,940,445	110,988,570
Total	$ 299,418,193	$ 300,063,051

Fully benefit-responsive investment contracts guarantee that (1) the crediting rate provided under the contract will not fall below zero and (2) participant-initiated withdrawals from the fund (i.e., withdrawals as a result of death, disability, retirement, termination of employment, hardship withdrawal, loan, and transfers to a non-competing fund) will be covered at contract value.

4. Fair Value Measurements:

FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

4.   Fair Value Measurements, continued:

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Funds are invested in the common stock of AstraZeneca PLC ("AZ Common Stock"). The fair value is a quoted price in an active market.

Mutual funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market. The net asset value ("NAV") is based upon the assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Commingled funds: Valued at the NAV of shares held by the Plan at year end. The NAVs, provided by external investment managers as a practical expedient, are based on quoted prices for the fund's underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. This investment category has no unfunded commitments and there are no redemption restrictions.

Collective trusts: Valued at the NAV of shares held by the Plan at year end. The NAVs, provided by external investment managers as a practical expedient, are based on quoted prices for the funds' underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. This investment category has no unfunded commitments and there are no redemption restrictions.

Money market funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ASTRAZENECA SAVINGS AND SECURITY PLAN
Notes to Financial Statements
December 31, 2019 and 2018

4. Fair Value Measurements, continued:

The following table lists the fair values of investments as of December 31, 2019 and 2018:

| | Fair Value Measurements as of December 31, 2019: | | | |
	Fair Value	Level 1	Level 2	Level 3
Common stock	$153,415,281	$153,415,281	-	-
Mutual funds	1,003,383,848	1,003,383,848	-	-
Money market funds	152,986,740	152,986,740	-	-
Total assets in the fair value hierarchy	1,309,785,869	1,309,785,869	-	-
Investments measured at net asset value *(a)*	4,003,869,067	-	-	-
Total investments at fair value	$5,313,654,936	$1,309,785,869	$ -	$ -

| | Fair Value Measurements as of December 31, 2018: | | | |
	Fair Value	Level 1	Level 2	Level 3
Common stock	$126,277,993	$126,277,993	-	-
Mutual funds	879,034,913	879,034,913	-	-
Money market funds	145,378,860	145,378,860	-	-
Total assets in the fair value hierarchy	1,150,691,766	1,150,691,766	-	-
Investments measured at net asset value *(a)*	3,156,652,563	-	-	-
Total investments at fair value	$4,307,344,329	$1,504,571,414	$ -	$ -

(a) In accordance with Subtopic 820-10, collective trusts and commingled funds that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

For the year ended December 31, 2019, there were no transfers in or out of level 3.

5. Internal Revenue Service Status:

The IRS has determined and informed the Company by a letter dated February 8, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

6. Plan Termination:

Although it has not expressed any intent to do so, the AstraZeneca North America HR Sub-Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws. In the event of Plan termination, participants would be 100 percent vested in their employer contributions.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of AZ Common Stock, which qualifies as a party-in-interest transaction. As of December 31, 2019 and December 31, 2018, the fair value of investments in AZ Common Stock was $153,415,281 and $126,277,993, respectively. During the year ended December 31, 2019, the Plan had sales of $14,478,838 of AZ Common Stock. The total dividend income received during 2019 was $4,544,221. The total realized and unrealized gain/(loss) during 2019 was $37,781,668.

8. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

9. Asset Transfer:

As a result of business acquisitions by the Company, the following transfer into the Plan was completed in 2019: the net assets of Pearl 401(k) Plan in the amount of $24,086,019 were transferred into the Plan on December 31, 2019. This transfer is reflected in the statement of changes in net assets available for benefits.

10.   Plan Amendments:

Per Plan Amendment No. 5, any employee that commences employment (or reemployment) with AZPLP at the Boulder, CO, Bensalem, PA or Frederick, MD facilities and who are classified (or later reclassified) as a non-exempt employee shall not be eligible to receive AZ Retirement Company Contributions effective January 1, 2018.

Per Plan Amendment No. 7, any employee who is co-employed under a customer service agreement with TriNet HR Corporation is ineligible from participating in the Plan effective January 2, 2018.

Per Plan Amendment No. 8, any employee who is (i) classified, or later reclassified, as an 'exempt Employee,' and (ii) subject to AstraZeneca New Terms and Conditions of Employment, is ineligible from receiving AZ Retirement Company Contributions from the Plan effective January 1, 2018.

Per Plan Amendment No. 9, effective December 23, 2019, Roth contributions and separate deferral elections with respect to incentive bonuses were added to the Plan. Furthermore, the amendment reflected changes to the hardship withdrawal provisions and the eligibility of MedImmune LLC employees for AZ Retirement Company Contributions.

Per Plan Amendment No. 10, the Pearl 401(k) Plan will be merged with and into the Plan effective December 31, 2019.

11.   Subsequent Events:

The Plan has evaluated subsequent events through June 22, 2020, the date the financial statements were available to be issued, and noted the following:

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic. As a result, global financial markets have experienced, and may continue to experience, significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan's net assets available for benefits and contributions will depend on future developments, including the duration and continued spread of the outbreak.

On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act") was signed into law. Effective January 1, 2020, the following provision was afforded to the Plan's participants and will be incorporated in an amendment to the Plan's document:

 * The law increases the age at which an individual must begin taking required minimum distributions ("RMDs") from age 70 ½ to 72.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law. The CARES Act allows retirement plan participants to have greater access to their savings if they are impacted by the coronavirus, as defined in the CARES Act. The following is a summary of the main provisions all of which have been afforded to the Plan's participants and will be incorporated in amendments to the Plan's document:

 * Qualified individuals are permitted through December 31, 2020 to take a distribution in an amount up to $100,000 without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. Additionally, individuals taking this distribution have the option to have the distribution taxed over three years, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to tax as a result.

ASTRAZENECA SAVINGS AND SECURITY PLAN
Notes to Financial Statements
December 31, 2019 and 2018

11.   Subsequent Events, continued:

   • Participant loan limit is temporarily increased to the lesser of (a) $100,000 or (b) the greater of (i) 100% of the participants vested account balance or (ii) $10,000. This increase is permitted for loans granted from March 27, 2020 through September 22, 2020.

   • Repayments of loans due between March 27, 2020 and December 31, 2020 may be delayed for one year upon participant request.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

Plan No. 002   EIN 23-2967016

Identity of issuer, borrower, lessor or similar party	Current value
Common stock:	
AstraZeneca PLC ADRs*	$ 153,415,281
Investment contracts with insurance companies:	
Jackson National Life Insurance Company	20,433,094
Massachusetts Mutual Life Insurance Company	20,360,564
Metropolitan Life Insurance Company Inc.	21,897,755
Minnesota Life	17,680,019
New York Life Insurance Company	12,766,839
Ohio National Life Insurance Company	8,277,436
Principal Life Insurance Company	12,546,865
Protective Life Insurance Company	9,738,704
Prudential Insurance Company of America	23,849,803
United of Omaha Life Insurance Company	12,926,669
	160,477,748
Synthetic investment contracts with insurance companies:	
Metropolitan Life Insurance Company Inc. Separate Acct 826**	25,162,275
New York Life Insurance Company Separate Acct 45-003**	47,731,121
Prudential Core Conservative Intermediate Bond Fund**	68,074,084
	140,967,480
GIC Wrappers:	
Metropolitan Life Insurance Company Inc.	10,052
New York Life Insurance Company	(767,609)
Prudential Insurance Company of America	(1,269,478)
	(2,027,035)
Investments in mutual funds:	
DFA US Small Cap Fund*	274,372,589
Fidelity Diversified International Fund K*	75,566,221
Invesco Oppenheimer Developing Market R6	35,254,208
Vanguard Primecap Core Fund	618,190,830
	1,003,383,848
Investment in collective trusts:	
BlackRock Total Return Bond Fund T	47,273,540
Champlain Mid Cap Collective Fund	145,380,222
Vanguard Institutional Extended Market Index Trust	299,233,941
Vanguard Total International Stock Market Index Trust	161,644,202
	653,531,905
Investments in commingled funds:	
Vanguard Institutional 500 Index	923,067,700
Vanguard Total Bond Market Index Fund	179,689,588
Vanguard Target 2015	42,658,075
Vanguard Target 2020	166,316,675
Vanguard Target 2025	331,457,264
Vanguard Target 2030	429,040,622
Vanguard Target 2035	471,834,465
Vanguard Target 2040	364,191,253
Vanguard Target 2045	231,595,029
Vanguard Target 2050	113,003,211
Vanguard Target 2055	37,180,606
Vanguard Target 2060	17,942,503
Vanguard Target 2065	4,114,930
Vanguard Target Income	38,245,241
	3,350,337,162
Investments in money market funds:	
FIAM Cash Commingled Pool	124,755,795
FMTC Institutional Money Market Fund*	25,986,562
Other Interest-Bearing Cash	2,244,383
	152,986,740
Notes receivable from participants (rates of interest ranging from 3.3% to 6.5%)	
(Range of maturity dates in years 2019 to 2029)	38,330,513
Total	$ 5,651,403,642

* Party-in-interest

** Represents underlying investments of the Plan's Synthetic GICs, which amounts are presented at
    contract value and are managed by a party-in-interest.

Note: Cost information is not required for participant-directed investments and therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: 06/22/2020   By:

David E. White
Assistant Treasurer-North America, and
AstraZeneca Investment Committee Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-09062) of AstraZeneca PLC of our report dated June 22, 2020 relating to the financial statements and supplemental schedule of AstraZeneca Savings and Security Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Melville, New York
June 22, 2020